EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2010	2009
Income before income taxes (1)	$12,777	$11,775

Add: Fixed charges, excluding capitalized interest	1,064	1,238

Income as adjusted before income taxes	$13,841	$13,013

Fixed charges:
Interest expense	$688	$868
Capitalized interest	5	9
Portion of rental expense representative of interest	376	370

Total fixed charges	$1,069	$1,247

Ratio of earnings to fixed charges	12.95	10.44

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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